Filed by Shift Technologies, Inc.
(Commission File No. 001-38839)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Carlotz, Inc.
(Commission File No. 001-38818)

This filing relates to the proposed business combination pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 9, 2022, by and among Shift Technologies, Inc. (“Shift”), Shift Remarketing Operations, Inc., a direct wholly owned subsidiary of Shift, and CarLotz, Inc. (“CarLotz”). On November 30, 2022, Shift Chief Executive Officer Jeff Clementz released a voicemail to certain stockholders regarding the special meeting of stockholders scheduled for December 7, 2022, and the matters to be voted upon by stockholders at that meeting. The following is a transcript of that voicemail:

Hello, this is Jeff Clementz, CEO at Shift, calling about your investment in Shift Technologies. As you are likely aware, we have agreed to merge with CarLotz, a used vehicle consignment and Retail Remarketing™ business. The special meeting of stockholders is scheduled for Wednesday, December 7th. We are very excited about the prospects of the newly combined company and encourage you to support the transaction and related proposals. You should have received voting instructions via email or mail. Your board of directors has approved the transaction and related proposals and urges a vote in favor. Thank you for your time and consideration.

Important Additional Information

In connection with the proposed transaction, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement of the Company and CarLotz, that also constitutes a prospectus of the Company (the “joint proxy statement/prospectus”). Security holders of the Company and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus because they contain important information. Security holders of the Company and CarLotz are also urged to carefully read other relevant documents filed with the SEC when they become available, including any amendments or supplements to the registration statement and joint proxy statement/prospectus, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to the Company’s stockholders and to CarLotz’s stockholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from the Company or CarLotz as described in the paragraph below.

The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.
Participants in the Solicitation

The Company, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz’s subsequent filings with the SEC. Information about the directors and executive officers of the Company and their ownership of the Company’s shares is set forth in the definitive proxy statement for the Company’s 2022 annual meeting of stockholders, filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These risk factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz, or regulatory approvals, for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz, including as a result of certain restrictions during the pending transaction that may impact the ability of Shift or CarLotz to pursue certain business opportunities and as a result of the diversion of the parties respective management teams from their respective business operations; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) fluctuations of the market value of Shift’s Class A common stock (“Shift Common Stock”) and CarLotz’s Class A common stock (“CarLotz Common Stock”) in response to the proposed transaction or as a result of broader stock market movements; (8) fluctuations in the number of shares of Shift Common Stock that CarLotz Stockholders will receive pursuant to the transaction, and risks that the market value of the consideration payable to CarLotz stockholders will fluctuate with the market price of Shift Common Stock; (9) the potential dilution of Shift stockholders’ and CarLotz stockholders’ ownership percentage of the combined company as compared to their ownership percentage of Shift or CarLotz, as applicable, prior to the transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) the occurrence of any events that could give rise to the termination of the transaction, including circumstances that could require Shift to pay a termination fee to CarLotz or require CarLotz to pay a termination fee to Shift; (12) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (13) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (14) political, business, legislative, regulatory and economic developments in the jurisdictions in which Shift or CarLotz operate; (15) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Shift’s or CarLotz’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective products and services, sales cycles and customer retention; and (16) the possibility that the combined company’s results of operations, cash flows and financial position after the completion of the transaction may differ materially from the unaudited pro forma condensed combined financial information contained in the joint proxy statement/prospectus. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4, as amended from time to time, filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K, respectively, and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.